Securities and Exchange Commission
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the Plan year ended December 31, 1997
OR

[] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ____ to ____

Commission file number ____

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

GUINNESS UDV NORTH AMERICA, INC. SAVINGS PLAN
Guinness UDV North America, Inc.
Six Landmark Square
Stamford, Connecticut 06901

S.E.C. Registration No.___________

B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

Diageo plc
8 Henrietta Place
London W1G 0NB
England

Page 1 of 15 pages.
Exhibit Index located on page 2.

REQUIRED INFORMATION

Financial Statements

The Guinness UDV North America, Inc. Savings Plan ("Plan") (formerly known as the IDV North America, Inc, Savings Plan) is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In accordance with Item 4 and in lieu of the requirements of Items 1-3, the following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are included herein:

Reports of Independent Certified Public Accounts

Statements of Net Assets Available for Plan Benefits

Statements of Changes in Net Assets Available for Plan Benefits

Notes to Financial Statements

Supplemental Schedule furnished pursuant to the requirements of Internal Revenue Service Form 5500

Exhibits[1]

[1] The consent of KPMG LLP has not been included because the financial statements are not being incorporated by reference into a registration statement on Form S-8 under the Securities of 1933.

GUINNESS UDV NORTH AMERICA, INC. SAVINGS PLAN

Financial Statements

December 31, 1997 and 1996

(With Independent Auditors' Report Thereon)

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GUINNESS UDV NORTH AMERICA, INC. SAVINGS PLAN

Table of Contents

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IDV U.S. SAVINGS PLAN

Financial Statements and Schedules

December 31, 1997
with comparative totals for 1996 and 1995

(With Independent Auditors' Report Thereon)

KPMG

One Financial Plaza
Hartford, CT 06103-4103

Independent Auditors' Report

Employee Benefits Administration
Committee of Heublein Inc.:

We have audited the accompanying statement of net assets available for plan benefits of IDV U.S. Savings Plan (Plan) as of December 31, 1997, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997, and the changes in net assets available for plan benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of reportable transactions and assets held for investment purposes are presented for purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG Peat Marwick LLP

June 2, 1998

IDV U.S. SAVINGS PLAN

Statement of Net Assets Available for Plan Benefits, with Fund Information

December 31, 1997
with comparative totals for 1996

	Participant Directed										
	Fidelity Growth and Income Fund	Fidelity Magellan Fund	Fixed Income Fund	Fidelity Asset Manager Fund	Fidelity Asset Manager: Growth	Fidelity Contrafund	Fidelity Worldwide Fund	Diageo Stock Fund	Loan Fund	1997 Total	1996 Total
Assets:											
Investments, at fair value (notes 2 and 4):											
Common stock (1997 cost: $3,594,079)	$ –	–	–	–	–	–	–	4,083,767	–	4,083,767	2,248,779
Mutual funds (1997 cost: $77,183,882)	40,247,297	27,340,183	–	7,347,922	3,950,389	16,526,592	3,890,665	–	–	99,303,048	76,813,487
Unallocated insurance contracts, at contract value (1997 cost: $75,371,399)	–	–	75,371,399	–	–	–	–	–	–	75,371,399	85,097,491
Loans receivable (1997 cost: $2,411,118)	–	–	10,982	–	–	–	–	–	2,400,136	2,411,118	2,965,252
Total investments	40,247,297	27,340,183	75,382,381	7,347,922	3,950,389	16,526,592	3,890,665	4,083,767	2,400,136	181,169,332	167,125,009
Participant contributions receivable	15,791	11,252	13,714	3,034	3,196	9,693	2,892	1,985	–	61,557	53,964
Employer contributions receivable	12,056	8,590	10,470	2,316	2,440	7,400	2,208	1,515	–	46,995	38,733
Net assets available for Plan benefits	$ 40,275,144	27,360,025	75,406,565	7,353,272	3,956,025	16,543,685	3,895,765	4,087,267	2,400,136	181,277,884	167,217,706

See accompanying notes to financial statements.

IDV U.S. SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information

Year ended December 31, 1997
with comparative totals for 1996 and 1995

	Participant Directed												
	Fidelity Growth and Income Fund	Fidelity Magellan Fund	Fixed Income Fund	Fidelity Asset Manager Fund	Fidelity Asset Manager: Growth	Fidelity Contrafund	Fidelity Worldwide Fund	Grand Met ADS Fund	Diageo Stock Fund	Loan Fund	1997 Total	1996 Total	1995 Total
Additions:													
Additions to net assets attributed to:													
Investment income:													
Net appreciation (depreciation) in fair value of investments (notes 2 and 4)	$ 7,507,481	3,967,429	–	753,727	357,969	1,348,092	59,713	704,091	(177,587)	–	14,520,915	4,077,790	12,342,818
Interest and dividends	1,827,681	1,742,046	5,156,386	645,154	410,715	1,586,688	281,674	–	–	187,656	11,838,000	12,855,322	9,681,228
	9,335,162	5,709,475	5,156,386	1,398,881	768,684	2,934,780	341,387	704,091	(177,587)	187,656	26,358,915	16,933,112	22,024,046
Contributions:													
Participants'	1,551,777	1,164,158	1,658,787	404,409	276,820	995,563	286,438	132,722	31,346	–	6,502,020	7,258,108	7,209,095
Employer's	975,612	749,253	882,808	215,038	172,576	601,641	161,326	88,047	21,082	–	3,867,383	4,141,319	4,077,376
	2,527,389	1,913,411	2,541,595	619,447	449,396	1,597,204	447,764	220,769	52,428	–	10,369,403	11,399,427	11,286,471
Transfers from other Grand Met plans	–	–	35,500	–	–	–	–	–	–	–	35,500	–	–
Transfers in from Plan merger	–	–	–	–	–	–	–	–	–	–	–	–	34,175
Total additions	11,862,551	7,622,886	7,733,481	2,018,328	1,218,080	4,531,984	789,151	924,860	(125,159)	187,656	36,763,818	28,332,539	33,344,692
Deductions:													
Deductions from net assets attributed to:													
Loans to participants (note 1)	(180,581)	(165,779)	(282,309)	(52,256)	(34,093)	(76,590)	(11,273)	(14,233)	(186)	817,300	–	–	–
Repayment of loans by participants	303,975	215,989	418,731	69,725	26,893	112,831	36,245	12,698	823	(1,197,910)	–	–	–
Benefits paid directly to participants	(4,158,774)	(2,556,786)	(13,506,414)	(654,316)	(394,323)	(833,089)	(110,163)	(92,050)	–	(362,224)	(22,668,139)	(15,917,777)	(16,881,180)
Transfers to other Grand Met Plans	(19,525)	(15,975)	–	–	–	–	–	–	–	–	(35,500)	(189,995)	(34,203)
Total deductions	(4,054,905)	(2,522,551)	(13,369,992)	(636,847)	(401,523)	(796,848)	(85,191)	(93,585)	637	(742,834)	(22,703,639)	(16,107,772)	(16,915,383)
Interfund transfers	2,230,151	(430,300)	(4,092,534)	(169,043)	499,694	(89,079)	921,492	(3,082,170)	4,211,789	–	–	–	–
Net increase (decrease)	10,037,797	4,670,035	(9,729,045)	1,212,438	1,316,251	3,646,057	1,625,452	(2,250,895)	4,087,267	(555,178)	14,060,179	12,224,767	16,429,309
Net assets available for plan benefits at beginning of year	30,237,347	22,689,990	85,135,610	6,140,834	2,639,774	12,897,628	2,270,313	2,250,895	–	2,955,314	167,217,705	154,992,939	138,563,630
Net assets available for plan benefits at end of year	$ 40,275,144	27,360,025	75,406,565	7,353,272	3,956,025	16,543,685	3,895,765	–	4,087,267	2,400,136	181,277,884	167,217,706	154,992,939

See accompanying notes to financial statements.

IDV U.S. SAVINGS PLAN

Notes to Financial Statements

December 31, 1997

(1) Description of Plan

IDV U.S. Savings Plan (the "Plan") is a voluntary investment plan available to all U.S. salaried employees of IDV North America, Inc. (collectively, "IDVNA" or the "Company") who have completed one year of employment and attained age 21.

On December 17, 1997, Grand Metropolitan Public Limited Company ("Grand Met"), the parent company of IDVNA was acquired by Guinness plc ("Guinness"). The combined company has been renamed Diageo plc ("Diageo"). As a result of the Grand Met acquisition by Guinness, the Plan sponsor, IDVNA, intends to merge the Plan into similar plans sponsored by Guinness on January 1, 1999.

Employees may contribute, through payroll deductions, up to 16% of compensation. Pursuant to Section 401(k) of the Internal Revenue Code employees may designate contributions from pre-tax compensation up to the first 10% of compensation (401(k) contributions), subject to Internal Revenue Code limitations. The Company matches participant contributions 100% up to 6% of compensation. Employees are vested in the Company's matching contribution after five years of service or two years participation in the Plan, whichever occurs first. Forfeitures of non-vested Company contributions for participants with a break in service are used to reduce Company contributions to the Plan.

"Pre-tax" contributions are deducted from a participant's taxable wages before income taxes are withheld and are not subject to income taxation until withdrawn from the Plan. Lump-sum distributions are taxable to the extent of investment income and realized appreciation of the participant's account, Company contributions, and 401(k) pre-tax contributions. A lump-sum distribution is not taxable in the year of distribution if, within 60 days of the distribution date, the participant transfers all or a portion of the proceeds to an IRA or a retirement annuity.

If a distribution is made in installments over more than one taxable year, a portion of each installment representing Company contributions, 401(k) pre-tax contributions, investment income and appreciation will be taxable in the year it is received.

Loans become available to employees in amounts up to the lesser of $50,000 or one-half of the vested account balance and cannot be less than $1,000. The interest rate is based on the prime rate as published in the Wall Street Journal with principal and interest repaid to the individual's account.

The investment program options currently offered by the Plan are:

Fidelity Growth and Income Fund	Consisting of common and preferred stocks, other equity securities, and short-term investments.
Fidelity Magellan Fund	Consisting of common and preferred stocks and other equity securities which may have greater return potential and greater risk of loss than investments of the Fidelity Growth and Income Fund.

IDV U.S. SAVINGS PLAN

Notes to Financial Statements, Continued

(1), Continued

Fixed Income Fund	Contractual deposits, guaranteeing principal against loss and bearing predetermined interest rates for fixed periods of time.
Fidelity Asset Manager Fund	Consisting of preferred stocks, fixed income securities and short-term investments.
Fidelity Asset Manager: Growth	Consisting of common stocks, bonds, and short-term investments.
Fidelity Contrafund	Consisting of common stock of companies that are believed to be undervalued.
Fidelity Worldwide Fund	Consisting of all types of securities including stocks, bonds and short-term instruments issued from anywhere in the world.
Diageo Stock Fund	Invests solely in the American depositary shares (ADS) of Diageo PLC, the parent company of the plan sponsor. American depositary shares are traded on the NYSE. One ADS is equal to four ordinary shares. Dividends are automatically reinvested in participants' accounts.
Loan Fund	Consisting of a loan feature to the plan, in which participants are allowed to borrow from their own account and pay themselves back.
Grand Met ADS Fund	Invests solely in the stock of Grand Metropolitan PLC, the parent company of the plan sponsor. American depositary shares are traded on the NYSE. One ADS is equal to four ordinary shares. Dividends are automatically reinvested in participants' accounts. As a result of the Grand Met and Guinness merger, the Grand Met ADS Fund was replaced with the Diageo Stock Fund in December 1997.

Information about the Plan and the vesting and benefits provisions is contained in the Plan document available from the Plan Committee.

IDVNA reserves the right to modify, suspend, or terminate the Plan, in whole or in part (including the provisions relating to contributions), subject to the provisions of ERISA. However, IDVNA has no power to modify, suspend, amend, or terminate the Plan in a manner that will cause or permit any part of the trust fund to be used for or diverted to purposes other than the exclusive benefit of participants or their beneficiaries, or for the payment of expenses pursuant to the provisions of the Plan. Upon termination or partial termination of the Plan, the amounts credited to the accounts of members affected by such termination or partial termination shall be nonforfeitable.

IDV U.S. SAVINGS PLAN

Notes to Financial Statements, Continued

(2) Significant Accounting Policies

(a) *Basis of Presentation*

The accompanying financial statements have been prepared on an accrual basis.

(b) *Commingled Funds*

The IDV U.S. Savings Plan administers pooled assets and related liabilities within various funds which have been established on behalf of participating defined contribution plan for employees of the Company. The Trustee and primary custodian of the Trust is Fidelity Management Trust Company.

(c) *Presentation of Investments*

Securities which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. The fair value of the participation units in the mutual funds are based on quoted redemption value on the last business day of the year. The purchases and sales of investments are presented on a trade date basis. Guaranteed insurance contracts are valued at contract value which approximates market value.

(d) *Expenses*

IDVNA pays all expenses incurred in administering the Plan, based on a percentage of plan assets, except the Grand Met ADS Fund and Diageo Stock Fund transaction fees which are paid by the Plan.

(e) *Realized Gains or Losses on Investments*

Gains or losses realized on sales of investments are determined based on average cost.

(f) *Use of Estimates*

The Plan Administrator has made estimates and assumptions relating to the reporting of net assets to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

IDV U.S. SAVINGS PLAN

Notes to Financial Statements, Continued

(3) Participants

The number of Plan participants, by fund, as of December 31, 1997 and 1996 is as follows:

	1997	1996
Fidelity Growth and Income Fund	1,018	989
Fidelity Magellan Fund	917	919
Fixed Income Fund	912	1,048
Fidelity Asset Manager	397	411
Fidelity Asset Manager: Growth	331	273
Fidelity Contrafund	610	530
Fidelity Worldwide Fund	255	159
Diageo Stock Fund	260	208

The total number of Plan participants was less than the sum of the number of participants shown above because of participation in more than one fund.

(4) Investments

The individual investments that represent 5% or more of the Plan's net assets at December 31, 1997 and 1996 are as follows:

		1997	1996
Unallocated Insurance Contracts at contract value:			
People Security Life Insurance Company, effective 6/24/93, 5.51%, due 12/31/98	$	23,525,353	26,287,674
Mutual Funds at fair value:			
Fidelity Growth and Income Fund		40,247,297	30,215,980
Fidelity Magellan Fund		27,340,183	22,671,555
Fidelity ContraFund		16,526,592	–
	$	107,639,425	79,175,209

(5) Income Tax Status

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated December 14, 1995 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC") and is, therefore, not subject to tax under present income tax law. The Plan Committee and legal counsel are not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

IDV U.S. SAVINGS PLAN

Items 27a – Schedule of Assets Held for Investment Purposes

December 31, 1997

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest Collateral Par or Maturity Value		Cost	Current value
Fidelity Growth and Income Fund	Mutual Fund, 1,056,360 shares	$	27,539,562	40,247,297
Fidelity Magellan Fund	Mutual Fund, 286,976 shares		22,007,066	27,340,183
Blended Rate Funds	Unallocated insurance/ investment contracts		75,371,399	75,382,381
Fidelity Asset Manager	Mutual Fund, 400,432 shares		6,250,847	7,347,922
Fidelity Asset Manager	Growth Mutual Fund, 213,766 shares		3,461,094	3,950,389
Fidelity ContraFund	Mutual Fund, 354,420 shares		14,162,788	16,526,592
Fidelity Worldwide Fund	Mutual Fund, 243,929 shares		3,762,525	3,890,665
Diageo Stock Fund	Common stock 105,621 shares		3,594,079	4,083,767
Participants loan	Participants loans, 8.5%		2,400,136	2,400,136
		$	158,549,496	181,169,332

IDV U.S. SAVINGS PLAN

Item 27d – Schedule of Reportable Transactions

For the year ended December 31, 1997

Identity of party involved	Description of asset (include interest rate maturity on case of a loan)	Number Purchases	Number Sales	Purchases price	Selling price	Lease rental	Expense incurred with transaction	Cost of asset Purchase	Cost of asset Sale	Current value of asset on transaction date Purchases	Current value of asset on transaction date Sales	Net gain/ (loss)
Peoples Security Life	Unallocated insurance contract various maturities, 5.51% - 7.66%	2	32	$ 6,599,156	2,171,717	–	–	6,599,156	2,171,717	6,599,156	2,171,717	–
FMTC Money Market		306	362	29,344,648	27,047,102	–	–	29,344,648	27,047,102	29,344,648	27,047,102	–
Grand Met ADS Fund	Common stock	132	72	5,028,718	7,981,588	–	–	5,028,718	7,610,694	5,028,718	7,981,588	370,894
Fidelity Magellan Fund	Mutual Fund	182	110	6,071,761	5,370,562	–	–	6,071,761	4,494,739	6,071,761	5,370,562	875,823
Fidelity ContraFund	Mutual Fund	190	96	7,195,519	4,902,191	–	–	7,195,519	4,384,197	7,195,519	4,902,191	517,994
Fidelity Growth and Income Fund	Mutual Fund	190	108	9,598,835	7,074,999	–	–	9,598,835	5,319,747	9,598,835	7,074,999	1,755,252

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GUINNESS UDV NORTH AMERICA, INC.
SAVINGS PLAN

Date 6-24-02

By C B Schenck

Corri B. Schenck, Director
Employee Benefit Services

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